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December 14, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Spirgel, Assistant Director

Re:                             Liberty Spinco, Inc.

Amendment No. 2 to Registration Statement on Form 10-12B (File No. 001-35707)

Dear Mr. Spirgel:

We hereby electronically file on behalf of Liberty Spinco, Inc. (“Spinco”), under the Securities Exchange Act of 1934, as amended, Amendment No. 2 to its Registration Statement on Form 10-12B (the “Registration Statement”), originally filed October 19, 2012.  Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Registration Statement.

Set forth below are responses to the comments contained in your letter to Pamela L. Coe, Vice President and Secretary of Spinco, dated December 6, 2012 (the “SEC Letter”), regarding the Registration Statement.  For your convenience, each of our responses below is preceded by the Staff’s comment.  The numbered paragraphs below correspond to the numbered paragraphs in the SEC Letter.  All section references refer to the corresponding sections of the Registration Statement filed herewith unless otherwise noted, and all page references in our responses are to the pages in the Registration Statement.

*                                         *                                         *

Amendment No. 1 to Registration Statement on Form 10-12B

Exhibit 8.1

1.                                      Comment:  In connection with the spin-off transaction, we note you filed a Form of Opinion of Skadden, Arps, Slate, Meagher & Flom regarding certain United States federal income tax consequences of the Contribution and the Spin-off.  However, the tax opinion should address and express a conclusion for each material federal tax consequence.  Please file a revised version of the tax opinion with an amendment to your Form 10 that addresses the material federal tax income tax consequences of the Contribution and the Spin-off.  Please refer to Section III.C.1 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

Response:  We have filed a revised version of the tax opinion as Exhibit 8.1 to the Form 10 in response to the Staff’s comment.

2.                                      Comment:  In addition, we note you include a limitation on reliance on page 4 of the opinion.  However, investors are entitled to rely upon the opinion expressed.  Please file a revised version of the tax opinion with an amendment to your Form 10 that removes the limitation on reliance language.  Please refer to Section III.D.1 of Staff Legal Bulletin No. 19 (October 14, 2011), available on our website at: http://www.sec.gov/interps/legal/cfslb19.htm.

Response:  We have removed this language in the tax opinion filed as Exhibit 8.1 to the Form 10 in response to the Staff’s comment.

Information Statement filed as Exhibit 99.1

Risk Factors, page 9

As a result of the Spin-Off, we will not have access to the cash flow generated by Starz, LLC,  page 10

3.                                      Comment:  We note your response to comment 3 in our letter dated November 15, 2012 and your disclosure in this risk factor that a significant portion of Liberty Media’s revenue for the past 3 years has been generated by Starz, LLC.  We also note your statement that prior to the Split-Off, Starz was the second largest generator of cash flow for Liberty Interactive, with the largest generator being QVC, Inc.  Please revise your disclosure to clarify that QVC, Inc. is currently a subsidiary of Liberty Interactive.

Response:  We have revised the disclosure on page 10 of the information statement in response to the Staff’s comment.

4.                                      Comment:  Please revise to state management’s expectation (as stated on page 53) that on a standalone basis, in its current form, Spinco would not have any significant annual operating cash flow.

Response:  We have revised the disclosure on page 10 of the information statement in response to the Staff’s comment.

Our equity method investments may have a material impact on our net earnings, page 13

5.                                      Comment:  We note your risk factor disclosure provided in response to comment 15 in our letter dated November 15, 2012.  However, please revise this risk factor to also include discussion that your investments in SIRIUS XM and Live Nation are in publicly traded securities which are not reflected at fair value on your balance sheet and are also subject to market risk that is not directly reflected in your statement of operations.  We note your disclosure on page 61.

Response:  We have revised the disclosure on page 13 of the information statement in response to the Staff’s comment.

Exhibit 99.2

Executive Compensation, page 1

6.                                      Comment:  With respect to both Liberty Media and Liberty Interactive’s 2011 performance-based Bonus disclosure beginning on pages 5 and 33 of Exhibit 99.2, please disclose the preliminary forecasts of adjusted OIBDA, revenue and cash flow that the Compensation Committee considered, and compared to actual results, when making the subjective determination as to the corporate performance rating that would be used for purposes of determining the Corporate Performance Component of each participating named executive officer’s bonus.  Please also disclose the market capitalization amount calculated by the compensation committee, which was determined to “sufficiently” exceed the 2011 Market Capitalization Threshold.  Further, please provide a more specific discussion as to the subjective determination of the consensus rating for the Corporate Performance Component.  For example, describe whether the Compensation Committee weighs certain measures, such as the financial forecasts, more heavily than general economic conditions and industry developments when agreeing upon the corporate performance rating.

Response:  We have revised the disclosure throughout Exhibit 99.2 in response to the Staff’s comment.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2503.

Very truly yours,

/s/ Renee L. Wilm
Renee L. Wilm

cc:              Liberty Spinco, Inc.

Pamela L. Coe